Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

September 9, 2024

Re:           Pony AI Inc.

Draft Registration Statement on Form F-1

Submitted March 27, 2023

CIK No. 0001969302

Confidential

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Ms. Mariam Mansaray

Mr. Matthew Crispino

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Kathryn Jacobson, Mr. Robert Littlepage, Ms. Mariam Mansaray and Mr. Matthew Crispino:

On behalf of Pony AI Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the revised draft registration statement on Form F-1 (“Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company respectfully advises the Staff that it has included in this submission its latest audited consolidated financial statements for the years ended December 31, 2022 and 2023, and unaudited consolidated financial statements for the six months ended June 30, 2023 and 2024. Prior to the distribution of a preliminary prospectus, the Company will amend the draft registration statement to include all financial statements required by Regulation S-X at the date of the amendment.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com). Thank you for your time and attention.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

Yours sincerely,

/s/ Li He
Li He

cc:	Tian Gao, Esq., Vice President, Chief of Staff, General Counsel Pony AI Inc. Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP Wei Zhang Deloitte Touche Tohmatsu Certified Public Accountants LLP

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.